Filed pursuant to Rule 253(g)(2)

File No. 024-11610

HAMMITT, INC.

2101 PACIFIC COAST HIGHWAY

HERMOSA BEACH, CA 90254

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated September 9, 2021 and supplement dated May 3, 2022 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplement are available here:

https://www.sec.gov/Archives/edgar/data/1769693/000110465921114370/tm2127162d1_253g2.htm; and https://www.sec.gov/Archives/edgar/data/1769693/000110465922055094/tm2214299d1_253g2.htm

Additional information about the Company is available in its 2022 Annual Report filed on Form 1-K available here:

https://www.sec.gov/Archives/edgar/data/1769693/000110465922051516/tm2213738d1_partii.htm#S6, and is hereby incorporated by reference herein.

SUPPLEMENT DATED JULY 18, 2022

 TO OFFERING CIRCULAR DATED SEPTEMBER 9, 2021

The Company has appointed Mr. Michael Ryan Meyer to serve as Chief Financial Officer of the Company.

As a result, the Company amends and restates the following section:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, Page 21

The table below sets forth the officers and directors of the Company as of July 18, 2022.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers
Andrew Forbes	CEO	68	November 2017 to Present	Full Time
Tony Drockton	Chairman, Secretary	55	August 2008 to Present	Full Time
Michael Ryan Meyer	CFO	44	July 2022 to Present	Full Time
Directors
Tony Drockton	Chairman	55	August 2008 to Present
Andrew Forbes	Director	68	November 2017 to Present
Kenneth Deemer	Director	70	January 2019 to Present
Gregory Seare	Director	48	September 2021 to Present
Significant Employees
Hsuan Pai	Director, Production and Development	46	January 2018 to Present	Full Time
Tracy Jankowski	VP, Marketing, Advertising and DTC Sales	52	January 2018 to Present	Full Time

Anthony Drockton, Founder, Chairman of the Board of Directors, Secretary

Anthony Drockton has been Chairman and Secretary of Hammitt, Inc. since 2008. As Founder and “Chief Cheerleader,” he is passionate about the business and culture he has created at Hammitt. A lifelong entrepreneur, Tony spent the early part of his career starting and building successful businesses in the construction, real estate and finance sectors before discovering his calling in high fashion. In 2008, Tony founded the Company after recognizing the potential of the handbags designed by Stephanie Hammitt. Tony's vision, leadership, and eye for design and craftsmanship has elevated Hammitt Los Angeles from a regional boutique brand to a digital and retail phenomenon. The integration of his creative skills and management expertise, is a powerful, rare amalgam forming the core of Tony's extraordinary insight and abilities. Tony earned his BA and MBA from Bowling Green State University.

Andrew Forbes, CEO,Treasurer and Director

Andrew Forbes was appointed CEO and Treasurer of Hammitt, Inc. in January 2018. He provides operational leadership while guiding all corporate initiatives, managing employees and consulting teams, and overseeing financial reporting. Prior to Hammitt, Andrew spent 20 years as CFO of Vidal Sassoon Salons and Schools. From 1997-2004, he served as founding COO of Jimmy Choo North America where he led the iconic brand through record growth. Andrew then went on to have similar successes as CEO of Taryn Rose International and Jupi Corporation (Kardashian Fashion Brands). From 2014-2017, he was COO at Evolution Footwear Inc. (BED|STU). Andrew has a proven track record of growing retail, e-commerce and wholesale consumer fashion brands through the application of strategic planning, performance metrics, financial reporting and operational controls. He is a Fellow of the Institute of Chartered Accountants of England and Wales, a Member of the Massachusetts Society of Certified Public Accountants and received his MBA from Pepperdine University.

Michael Ryan Meyer, CFO

Ryan Meyer currently serves as the CFO of Hammitt, Inc. since July 2022. He is responsible for building out, managing and overseeing Hammitt’s Finance, Accounting and Human Resources teams.  He is also an integral executive partner for advancing the company’s growth funding strategy, execution and optimizing its operational performance. Before joining Hammitt, Ryan served as the Executive Vice President and Chief Financial Officer for Los Angeles-based women’s fashion and apparel brand, The Great, founded by Emily Current and Meritt Elliott (formerly of Current/Elliott). From 2018-2020 he was the Head of Finance for Buck Mason, a modern American casual apparel brand and prior to that, from 2015-2018 he served as the COO/Head of Finance for Boatbound, the first peer-to-peer boat rental platform. Ryan earned his BS in Accounting and Finance from the University of Arizona and his Master of Professional Accounting (Taxation) certificate from the University of Washington.

Tracy Jankowski, VP Marketing, Advertising and DTC Sales

Tracy Jankowski has led Hammitt’s sales, marketing and advertising initiatives across various customer touchpoints for both the digital and retail sales channels since January 2018. As VP of Direct-to-Consumer, she has been integral to the tremendous growth Hammitt has experienced in that channel over the last 3 years. Previously, from 2015-2018, she served as Director of Marketing at BED|STU. From 2010-2015, she was Global Marketing Director at Chinese Laundry and Head of Marketing at Taryn Rose International from 2005-2010. Her expertise in executing creative, unique and distinctive strategies have successfully distinguished brands in the marketplace and captured consumer interest. Tracy earned her BA in Business Administration from The University of New Mexico.

Hsuan Pai, Director Production and Development

Hsuan Pai has been Director of Production and Development at Hammitt, Inc. since January 2018. Before joining Hammitt, from 2012-2015, Hsuan was Product Director and VP of Accessories at Jupi Corporation. Prior to that, she served as Director of Product Development at both Charles David and Taryn Rose International. In 2014, she co-founded a progressive footwear brand, Wal and Pai. Fluent in Mandarin and with an elite education in fashion and apparel design, Hsuan maximizes efficiency in Hammitt’s day-to-day operations while creating a unique edge in the Company’s design efforts. Hsuan earned her Associates Degree from FIDM.

Kenneth Deemer, Director

Kenneth Deemer has served as a Member of the Board of Directors of the Company with since January 2019. Kenneth is an executive coach who works with leaders to help them build high performing organizations. He has more than 25 years of experience as a venture capitalist, investing in and serving on the boards of several dozen high-growth companies. His experience includes leadership and mentorship as well as strategic planning, finance, governance and technology. Since 1985, he has been employed by Interven Partners, Inc. (DBA Growth Leaders Group). In addition to the Company’s Board, Kenneth currently sits on the board of Environmental Charter Schools and Los Angeles Center of Photography. He earned a SB in Physics and Electrical Engineering from MIT and MBA from Carnegie Mellon University.

Gregory Seare, Director

Gregory Seare has served as a Member of the Board of Directors of the Company since September 2021. Mr. Seare is the co-founder and managing director of Black Oak Capital (BOC) since February 2008.  In this role, he leads overall strategy formulation and fundraising, while overseeing deal sourcing, due diligence, and new investments.  BOC has invested over $100 million in senior debt, mezzanine debt, and preferred equity financings.  Prior to BOC, Mr. Seare was a founder and managing director at Seare Marriott & Co, a middle-market investment banking firm with offices in Salt Lake City, Utah and Richmond, Virginia.  Mr. Seare previously worked at BB&T and Virginia Capital Markets in Richmond, Virginia where he had over $2 billion of transaction experience spanning multiple industries.  Mr. Seare received an MBA and MPP from William & Mary (where he was a Jefferson Fellow) and a BS in Political Science from the University of Utah.  Mr. Seare was an active Scout Leader for more than a decade and serves as a board member for the Guadalupe Charter School.